ALEXCO RESOURCE CORP.

NOTICE OF MEETING
AND
INFORMATION CIRCULAR

For
The Annual General Meeting of Shareholders
To be held on
Tuesday, June 9, 2015

Table of Contents

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ALEXCO RESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO:	The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Alexco Resource Corp. (the “Corporation”) will be held at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Tuesday, June 9, 2015, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2014;

2.	To fix the number of directors at five;

3.	To elect directors for the ensuing year;

4.	To appoint the auditors for the ensuing year; and

5.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on April 23, 2015 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

The Corporation has elected to use the notice & access provisions (the “notice-and-access provisions”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations for the Meeting. Notice-and-access provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Corporation to post the information circular and any additional Meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the information circular. The Corporation will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

The Meeting materials, including this Notice of Meeting, are available on the Corporation’s website at www.alexcoresource.com/s/agm.asp and will remain on the website for at least one full year from the date of this Notice of Meeting. The Meeting materials are also available under the Corporation's profile on SEDAR at www.sedar.com.

Any shareholder who wishes to receive a printed paper copy of the information circular prior to the date of the Meeting may request a copy from the Corporation by calling toll-free in North America at 1-855-777-8811, or request by e-mail at info@alexcoresource.com. The Corporation will send paper copies of the information circular to requesting shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the information circular after the date of the Meeting, please contact the Chief Financial Officer at (604) 433-4888. The Corporation will send paper copies of the information circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting. A shareholder may also contact the Corporation at the contact number or address and within the time frames noted above to request and receive a copy of the Corporation's financial statements and MD&A.

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To obtain additional information about the notice-and-access provisions, a shareholder may contact the Corporation’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

DATED as of this 30th day of April, 2015.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.

ALEXCO RESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at April 30, 2015, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.

“Board” means the board of directors of the Corporation.

“business day” means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

“Circular” means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.

“Committee” means a standing committee of the Board.

“Corporation” means Alexco Resource Corp., a company organized under the laws of British Columbia.

“Meeting” means the annual general meeting of Shareholders to be held on June 9, 2015, and any adjournment(s) thereof.

“MKT” means the NYSE MKT Equities Exchange.

“NI 52-110” means National Instrument 52-110 Audit Committees.

“Notice of Meeting” means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

“RSU” means restricted share unit.

“Share” means a common share in the capital of the Corporation.

“Shareholder” means a holder of Shares.

“TSX” means the Toronto Stock Exchange.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting to be held on June 9, 2015 and at any adjournments thereof. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Notice-and-Access

In February 2013, the Canadian Securities Administrators implemented regulatory amendments to securities laws, including National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to deliver proxy-related materials to their shareholders using the “notice-and-access” mechanism (as defined under NI 54-101, and sometimes referred to herein as the “notice-and-access provisions”) by posting such materials both on SEDAR and a non-SEDAR website, rather than delivering the materials by mail. The use of notice-and-access reduces paper waste and mailing costs to the Corporation. In order for the Corporation to employ notice-and-access, the Corporation must send a notice to Shareholders indicating that the proxy-related materials have been posted electronically and explaining how a Shareholder can access them or obtain from the Corporation a paper copy of those materials. The required elements of such notice have been built into the accompanying Notice of Meeting.

The Corporation is sending this Circular to Shareholders using notice-and-access as permitted by NI 54-101 and NI 51-102. The Meeting materials, including this Circular, are available on the Corporation’s website at www.alexcoresource.com/s/agm.asp and will remain on the website for at least one full year from the date that the Meeting materials are posted on SEDAR. The Meeting materials are also available under the Corporation’s profile on SEDAR at www.sedar.com.

The Corporation will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the Notice of the Meeting and a form of proxy, whereas non-registered Shareholders (see “Non-Registered Holders” below) will receive a paper copy of the Notice of the Meeting and a voting instruction form.

Any Shareholder who wishes to receive a printed paper copy of the Circular prior to the date of the Meeting may request a copy from the Corporation by calling toll-free in North America at 1-855-777-8811, or request by email at info@alexcoresource.com. The Corporation will send paper copies of the Circular to requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the Circular after the date of the Meeting, please contact the Chief Financial Officer at (604) 433-4888. The Corporation will send paper copies of the Circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting. To obtain additional information about the notice-and-access provisions, a Shareholder may contact the Corporation’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non- Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to either the Corporation or the transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of “non-registered” or “beneficial” holders - those who have provided instructions to their Intermediary that they object to the Intermediary disclosing ownership information under NI 54-101 (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the Intermediary disclosing ownership information under NI 54-101 (called “NOBOs” for Non-Objecting Beneficial Owners). Subject to the provisions of NI 54-101, issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents. Issuers can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Corporation is sending proxy-related materials directly to its NOBOs under the provisions of NI 54-101. In accordance with the requirements of NI 54-101, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from the Corporation’s transfer agent, Computershare Investor Services Inc. These VIFs are to be completed and returned to the transfer agent in the envelope provided or by facsimile. In addition, the transfer agent provides both telephone voting and internet voting as described on the VIF itself. The transfer agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

The Corporation intends to pay for an Intermediary to deliver the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Shareholder or by attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value. As at April 23, 2015, the record date for the Meeting, 69,588,898 Shares were issued and outstanding. Holders of record of Shares at the close of business on April 23, 2015 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of the Corporation, as at the record date, April 23, 2015, no persons or companies beneficially own, control or direct, directly or indirectly, Shares carrying ten percent (10%) or more of the voting rights attached to all outstanding Shares of the Corporation.

PARTICULARS OF MATTERS TO BE VOTED UPON

Number of Directors

Shareholder approval will be sought to fix the number of directors at five, and unless instructed otherwise the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote in favour of this proposal.

Election of Directors

Majority Voting Policy

The Board has adopted a policy which requires, in an uncontested election of directors, that any nominee in respect of whom a greater number of votes “withheld” than votes "for" are validly cast will promptly submit his or her offer of resignation for the consideration of the Corporation's Nominating & Corporate Governance Committee (“N&CG Committee”). The N&CG Committee will make a recommendation to the Board after reviewing the matter as to whether to accept or reject the resignation. In considering the resignation offer, the N&CG Committee and the Board will consider all factors they deem relevant, and the Board's decision as to accept or reject the resignation offer will be disclosed to the public. A director who offers his or her resignation pursuant to this policy will not participate in any meeting of the Board or the N&CG Committee at which the resignation offer is considered. This policy does not apply in circumstances involving contested director elections.

Directors Nominated for Election

The Board proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Jurisdiction of Residence(6)	Positions Held Within the Corporation	Principal Occupation(5)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)
Clynton R. Nauman Washington, USA	President, Chief Executive Officer and Director(3)	President and Chief Executive Officer of the Corporation, since December 2004.	Since December 3, 2004	3,765,300 Shares(7) 990,000 Shares under option 70,000 RSUs
Michael D. Winn California, USA	Chairman and Director(1)(2)(4)	President of Seabord Capital Corp., providing investment analysis and financial services to companies in the oil & gas, mining and energy sectors, since January 2013; President of Terrasearch Inc., a consulting company providing analysis on mining and energy companies, from 1997 through 2012.	Since January 11, 2005	36,667 Shares 105,000 Shares under option 48,333 RSUs
Terry Krepiakevich British Columbia, Canada	Director(1)	Member of the Board of Directors of several publicly-listed and private companies since July 2011; Chief Financial Officer of SouthGobi Resources Ltd., a mining company, from June 2006 to July 2011.	Since July 22, 2009	17,436 Shares 75,000 Shares under option 48,333 RSUs
Rick Van Nieuwenhuyse British Columbia, Canada	Director(2)(3)	President and Chief Executive Officer of NovaCopper Inc., a mineral exploration and development company, since November 2011; President and Chief Executive Officer of NovaGold Resources Inc., a mineral exploration and development company, from May 1999 to November 2011.	Since January 11, 2005	17,436 Shares 105,000 Shares under option 48,333 RSUs
Richard N. Zimmer British Columbia, Canada	Director(3)	Member of the Board of Directors of several publicly-listed and private companies since June 2011; President and Chief Executive Officer of Far West Mining Ltd., a mining company, from 2008 to June 2011.	Since May 2, 2012	18,733 Shares Nil Shares under option 58,333 RSUs

(1)	Member of the Audit Committee.

(2)	Member of the Nominating & Corporate Governance Committee.

(3)	Member of the Environmental, Health, Safety & Technical Committee.

(4)	Member of the Compensation Committee.

(5)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective individuals.

(6)

The information as to Shares beneficially owned, controlled or directed, directly or indirectly, as at April 23, 2015, not being within the knowledge of the Corporation, has been furnished by the respective individuals.

(7)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Clynton Nauman.

The Corporation does not have an Executive Committee of its Board. The standing committees of the Corporation are the Audit; Nominating & Corporate Governance; Compensation; and Environmental, Health, Safety & Technical committees.

Unless instructed otherwise, the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors until the close of the next following annual general meeting of the Shareholders or until their successors are elected.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Corporation) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia are the auditors for the Corporation. Unless instructed otherwise, the management proxyholders named in the form of proxy accompanying this Circular intend to vote for the re-appointment of PricewaterhouseCoopers LLP as the auditors to hold office for the ensuing year at remuneration and on terms of engagement to be fixed by the directors.

PricewaterhouseCoopers LLP were first appointed as auditors in 2005.

Other Matters

Management is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, unless instructed otherwise it is the intention of the Management Proxyholders named in the form of proxy accompanying this Circular to vote the Shares represented thereby in accordance with their best judgment on such matter.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes and explains the significant elements of the Corporation’s compensation program, with particular emphasis on the process for determining compensation payable to the CEO, CFO, and the three other most highly compensated executive officers whose total compensation for the most recent financial year is at least $150,000 (collectively, the “Named Executive Officers”). For the 2014 financial year, in addition to the CEO, CFO and former CFO, only the Chief Operating Officer (“COO”) and Vice President, Exploration qualified as Named Executive Officers.

Objectives of Compensation Program

The objectives of the Corporation’s compensation program are to attract, hire, retain and inspire highly qualified executive officers and directors who will drive the success of the Corporation, while at the same time promote a greater alignment of interests between such executive officers and directors and the Corporation’s shareholders. The Corporation’s compensation program is designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Elements of Executive Compensation

Executive compensation is comprised of three main elements: base salary, annual bonus incentive and equity-based incentive awards.

1.

Base Salary – The primary element of the Corporation’s compensation program is base salary. The Corporation considers a competitive base salary to be a necessary element for attracting and retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the Canadian mining sector. For benchmarking purposes, the Corporation targets a range for executive officer base salaries at each positional level which is +/-20% of a midpoint that is developed between the median (P50) and top quartile (P75) of the comparator group.

2.

Annual Bonus – Annual performance based cash incentives are a variable compensation element intended to encourage and recognize strong levels of performance by linking compensation to achievement of corporate and individual goals and objectives. Annual bonuses awards are determined at the discretion of the Compensation Committee on a fully qualitative basis by reference to the success of the Corporation and each executive officer’s contribution in the year preceding. In making such determinations, reference is made to a number of key performance indicators, generally relative to budget expectations and achievement of corporate objectives. Specific goals are not established for bonus determination purposes, but general performance objectives are set by the CEO early in the year which are agreed upon by the Compensation Committee and ratified by the Board. Performance relative to those objectives is qualitatively assessed in the context of circumstances and challenges arising through the year. The key performance indicators referenced include company-wide safety performance; exploration success resulting in expansion of silver resource base at Keno Hill, optimization of future all-in sustaining costs; conservation of cash; preservation of balance sheet strength; financial performance relative to budget and in absolute terms; and share price performance.

3.

Equity-Based Incentive Awards – Equity-based incentive awards take the form of incentive stock options granted under the Corporation’s stock option plan and RSU plan (see “Equity Compensation Plans – Stock Option Plan” and “Equity Compensation Plans – RSU Plan” below). The award of incentive stock options and RSUs is intended to give each holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of Shareholders, and to enable the Corporation to attract and retain individuals with experience and ability. Such equity-based incentive awards are considered when reviewing executive officer compensation packages as a whole. Incentive stock options generally have a five-year term for option grants commencing in 2012 (generally seven-year terms for option grants prior to 2012), are subject to vesting provisions ranging from one to two years, and carry an exercise price equal to the fair value of the common shares as at the granting date. RSU awards generally vest over three years (one third on each anniversary of award), and can be settled by a cash payment, issuance of Shares from treasury, share purchase through the open market or a combination of the foregoing. The periodic award of options and RSUs is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account previous equity-based incentive awards as well as typical market practices of the comparator group of companies.

Additionally, the Corporation has a tax equalization policy under which employees who are not resident in Canada for tax purposes receive an additional gross-up amount for the difference between the tax paid by the employee in Canada on their compensation and the tax that would have been paid were it earned in the employee’s home jurisdiction at the highest applicable marginal rate, where such tax would be lower. The Corporation generally seeks to hire employees who are resident in Canada. However, for positions requiring technical specialization or significant senior management experience, it is sometimes necessary for the Corporation to recruit from outside of Canada. This tax equalization policy was adopted to enable the Corporation to competitively attract and retain such personnel.

Role of Compensation Committee

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending to the Board levels of compensation for the Corporation’s executive officers as well as certain key employees and non-executive officers, and for recommending compensation for directors, including the granting of equity-based incentive awards. The Compensation Committee is charged with determining such recommendations so as to achieve the objectives of the Corporation’s compensation program. The full responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter, a copy of which is attached as Schedule “B” hereto.

Each fall, the Compensation Committee initiates the annual compensation determination process, including considering the retention of a compensation consultant, establishing guidance in formulating the current year’s recommendations and determining the current year’s comparator group, all to the extent considered appropriate. Over the remainder of the year, the Compensation Committee receives and reviews the advice of the compensation consultant, if retained, and the recommendations of the CEO regarding compensation determinations. Early in the new year, typically January or February once indicative full-year financial and operating results are available, the Compensation Committee determines its final recommendations to the Board regarding base salaries and equity-based incentive awards for the year commencing and annual bonus awards for the year just completed, as well as regarding director compensation for the year commencing.

For the year ended December 31, 2014 and as at the date of this Circular, the members of the Compensation Committee are David Searle, George Brack and Michael Winn, all of whom are considered independent under the tests prescribed by NI 52-110. Mr. Searle is the Chair of the Compensation Committee. He has been a member of the Compensation Committee of the Corporation since 2006, and is a retired partner of the law firm of Fasken Martineau DuMoulin LLP with 45 years of experience practicing law in western and northern Canada. Mr. Brack is a member of the board of directors of a number of publicly-listed companies, including being a member of the Human Resources and Compensation Committee of Capstone Mining Corp., the Human Resources Committee of Silver Wheaton Corp. and the Compensation Committee of Geologix Exploration Inc. He was also chair of the Compensation and Human Resources Committee of Aurizon Mines Ltd. prior to that company being acquired in 2013. He was Managing Director and Industry Head – Mining with Scotia Capital Inc. from 2006 to January 2009, and President of Macquarie North America Ltd. from 1999 to 2006. Mr. Winn is a member of the board of directors of a number of publicly-listed companies, including being a member of the Compensation Committees of Lara Exploration Ltd., Reservoir Capital Corp. and Atico Mining Corporation, and until 2013 he was a member of the Compensation Committee of Sprott Resources Corp. He has been President of Terrasearch Inc. since 1997. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of the Corporation’s compensation policies and practices.

Since Mr. Searle and Mr. Brack are not standing for re-election at the Meeting, it is anticipated that the members of the Compensation Committee following the Meeting will be comprised of Michael Winn, Rick Zimmer and Terry Krepiakevich, all of whom are considered independent under the tests prescribed by NI 52-110. Mr. Winn will be the Chair of the Compensation Committee. Mr. Zimmer is a member of the Board of Directors of several publicly-listed and privately held companies. Mr. Krepiakevich is a member of the Board of Directors of several publicly-listed and publicly held companies, including being a member of the Compensation Committees of Western Lithium USA Corporation and St. Augustine Gold and Copper Ltd.

Role of CEO

During the compensation determination process, the CEO completes a review of the performance of the Corporation’s executive officers as well as certain key employees and non-executive officers over the year just completed. This review entails a qualitative assessment of each individual’s performance, with reference to both the success of the Corporation and the individual’s contribution. The individual’s contribution is qualitatively assessed with reference to a number of key performance indicators as described above under “Elements of Executive Compensation”, and in the context of circumstances and challenges arising through the year. Based on these assessments, the CEO makes a recommendation to the Compensation Committee regarding base salary, annual bonus and equity-based incentive awards, which the Compensation Committee takes into consideration when determining is final recommendations to the Board.

Role of Compensation Consultant

When considered appropriate, the Compensation Committee retains a compensation consultant to provide advice in carrying out its annual compensation determination process. The compensation consultant advises on the selection of comparator companies, as well as on the determination of the appropriate compensation elements and amounts for each of the Corporation’s executive officers, senior managers as well as its directors.

The 2014 year proved challenging, as sharp declines in silver prices resulted in a significant decline in the Corporation’s share price. As a result, and as recommended by the CEO, the Compensation Committee determined that senior management salaries would be frozen for 2015 and no annual bonuses would be awarded for 2014. Accordingly, the Compensation Committee did not consider it necessary to retain a consultant for the compensation determination process completed in 2014 or 2015.

Aggregate fees for compensation consultants for each of the two most recently completed financial years are summarized as follows:

Financial Year Ended December 31	Executive Compensation-Related Fees	All Other Fees
2014	Nil	Nil
2013	Nil	Nil

Consideration of Risks Associated With Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to the Corporation. These risks include but are not limited to those arising from the Corporation’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on the Corporation. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from the Corporation’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. No risks have been identified as arising from the Corporation’s compensation policies and practices which are considered reasonably likely to have a material adverse effect on the Corporation.

Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation

The Corporation has adopted a policy expressly forbidding directors and all employees, including executive officers, from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation, other than short-term transactions entered into in connection with the exercise of equity securities such as compensatory stock options.

Determination of Comparator Group

To ensure the Corporation is making appropriately competitive compensation determinations, and with the advice of the compensation consultant, if retained, the Compensation Committee generally identifies a group of comparable peers for comparative purposes. For the compensation determination process completed in early 2014 the general criteria applied in selecting the comparator group were as follows:

(i)	Mining companies with operating mines, primarily in silver and gold;
(ii)	Operating activities primarily in the Americas, ideally with activities in the north (Canada, Alaska);
(iii)	Market capitalization within a range of $50 million to $500 million;
(iv)	An experienced full-time executive team.

Based on those criteria, the following group of 16 comparator companies was determined:

Aura Minerals Inc. Aurcana Corporation St. Andrew Goldfields Ltd. Capstone Mining Corp. Endeavour Silver Corp. Excellon Resources Inc. Fortuna Silver Mines Inc. Great Panther Silver Ltd.	Kirkland Lake Gold Inc. Lake Shore Gold Corp. North American Palladium Ltd. Primero Mining Corp. Revett Mining Company, Inc. Scorpio Mining Corp. Silver Standard Resources Inc. Jaguar Mining Inc.

For the same reason that a compensation consultant was not retained, no comparator group was referenced for the compensation determination process completed in early 2015.

Executive Compensation

Determination of Executive Compensation for 2014

During 2014, operating results within the environmental services business were reasonably strong, and the Corporation’s exploration efforts through the year were particularly successful. Externally, 2014 saw a broad deterioration in silver prices and the mining sector in general. Share prices of the comparator group were impacted negatively as whole over the year, the negative impact on the Corporation’s share price was generally more pronounced. In this context, and as recommended by the CEO, the Compensation Committee recommended to the Board that no base salary increases be given to the CEO, COO, CFO and Vice President, Exploration for 2014. For long-term incentive purposes, the Compensation Committee recommended the granting of equity-based compensation awards to each of the executive officers, in the form of both stock options and RSUs. All recommendations of the Compensation Committee were accepted and approved by the Board.

Summary Compensation Table

The following table sets forth information concerning compensation to each of the Named Executive Officers during the three most recently completed financial years:

NEO Name And Principal Position	Year	Salary ($)(1)	Share- Based Awards ($)(2)	Option Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(5)	Total Compensation ($)
					Annual Incentive Plans ($)(4)	Long- Term Incentive Plans ($)
Clynton R. Nauman President and CEO	2014 2013 2012	375,564 386,717 424,745	Nil 262,104 Nil	116,250 162,750 202,200	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	63,571 51,459 133,495	555,385 863,030 760,440
Michael Clark CFO(6)	2014	7,708	Nil	10,150	Nil	Nil	Nil	460	18,318
Bradley Thrall COO	2014 2013 2012	282,778 291,175 319,808	Nil 152,894 Nil	69,750 108,500 168,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	74,883 111,320 80,773	427,410 663,889 569,081
David Whittle Former CFO (6)	2014 2013 2012	214,667 247,333 280,000	Nil 152,894 Nil	69,750 108,500 168,500	Nil Nil 35,000	Nil Nil Nil	Nil Nil Nil	11,167 12,474 13,600	295,584 521,201 497,100
Alan McOnie Vice President, Exploration	2014 2013 2012	210,000 252,000 240,000	Nil 65,526 Nil	69,750 75,950 134,800	Nil Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 28,581	279,750 393,476 453,381

(1)

Salary is paid in US currency to Clynton Nauman and Bradley Thrall. The exchange rates used to convert the amounts to Canadian currency for the 2014, 2013, and 2012 financial years were US$1.00 = C$1.1046, US$1.00 = C$1.0301, and US$1.00 = C$0.9994, respectively.

(2)

This column includes the grant date fair value of RSUs awarded by the Corporation to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the share price of the Corporation at the date of grant. This fair value determination method has been used because it is the same model the Corporation uses to value RSUs for financial reporting purposes. The grant date fair value of the award for the 2013 financial year was $4.37 per RSU.

(3)

This column includes the grant date fair value of all options granted by the Corporation to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model. The grant date fair values of all options granted during the 2014 financial year were estimated by assuming a risk-free interest rate ranging from 1.2% to 1.4% per annum, an expected life of options of 4 years, an expected volatility ranging from 65% to 67%, an expected forfeiture rate of 4% and no expected dividends. The grant date fair values of all options granted during the 2013 financial year were estimated by assuming a risk-free interest rate of 1.4% per annum, an expected life of options of 4 years, an expected volatility of 70%, an expected forfeiture rate of 4% and no expected dividends. The grant date fair values of all options granted during the 2012 financial year were estimated by assuming a risk-free interest rate ranging from 1.3% to 1.5% per annum, an expected life of options of 4 years, an expected volatility ranging from 70% to 73%, an expected forfeiture rate of 9% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model, and because it is the same model the Corporation uses to value options for financial reporting purposes.

(4)

In prior year information circulars, annual bonuses were attributed to the financial year in which paid. Commencing with the 2013 Circular, annual bonuses are attributed to the financial year in respect of which they have been awarded.

(5)

Included in “All Other Compensation” are the amounts paid each year under the Corporation’s tax equalization policy, as well as RRSP and 401K contributions, vehicle allowances and parking fees paid by the Corporation.

(6)	On December 15, 2014, Michael Clark was appointed CFO and David Whittle resigned as CFO.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at December 31, 2014, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clynton R. Nauman President and CEO	20,000 80,000 125,000 150,000 60,000 75,000 125,000	4.46 1.65 3.45 7.10 6.92 4.16 1.94	Feb 11, 2015 Feb 19, 2016 Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019	- - - - - - -	40,000	24,000	Nil
Michael Clark CFO	35,000	0.60	Dec 15, 2019	-	Nil	Nil	Nil
Bradley Thrall COO	15,000 60,000 75,000 87,500 50,000 50,000 75,000	4.46 1.65 3.45 7.10 6.92 4.16 1.94	Feb 11, 2015 Feb 19, 2016 Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019	- - - - - - -	23,333	14,000	Nil
David Whittle Former CFO	60,000 75,000 50,000 87,500 50,000	1.65 3.45 6.92 7.10 4.16	Feb 20, 2016 Mar 22, 2017 Jan 24, 2017 Jan 12, 2018 Jan. 21, 2018	-	Nil	Nil	Nil
Alan McOnie Vice President, Exploration	3,000 10,000 60,000 40,000 35,000 75,000	4.46 3.45 7.10 6.92 4.16 1.94	Feb 11, 2015 Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019	- - - - - -	10,000	6,000	Nil

(1)

The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2014, which was $0.60, and the exercise price of the options.

(2)	The “Market or payout value of share-based awards that have not vested” is calculated at the closing price of the Shares on the TSX on December 31, 2014, which was $0.60.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2014, for each of the Named Executive Officers:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Clynton R. Nauman President and CEO	Nil	34,800	Nil
Michael Clark CFO	Nil	Nil	Nil
Bradley Thrall COO	Nil	20,300	Nil
David Whittle Former CFO	Nil	20,300	Nil
Alan McOnie Vice President, Exploration	Nil	8,700	Nil

(1)	The “Share-based awards – Value vested during the year” is calculated on the closing price of the Shares on the TSX on January 28, 2014 which was $1.74, which was the vesting date.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

Employment Contracts with Named Executive Officers

The Corporation entered into current employment agreements (“Executive Employment Agreements”) dated effective January 1, 2007 with Mr. Nauman and Mr. Thrall; dated effective January 24, 2011 with Mr. McOnie and dated effective December 15, 2014 with Mr. Clark.

Except for the specific duties of each Named Executive Officer and other than as set forth below, the material provisions of the Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either the Corporation or the respective Named Executive Officer in accordance with the provisions thereof as described below.

As at December 31, 2014 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, Mr. Clark and Mr. McOnie were entitled to annual base salaries, paid semi-monthly, of US$340,000, US$256,000, $185,000 and $252,000, respectively. Such annual base salaries are subject to annual review by the Corporation.

Each Executive Employment Agreement may be terminated by the Corporation upon the Named Executive Officer dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the Named Executive Officer with three months’ notice to the Corporation for Mr. Nauman, Mr. Thrall and Mr. McOnie and 2 months’ notice to the Corporation for Mr. Clark. Under each Executive Employment Agreement, in the event of termination by the Corporation without just cause or termination by the Named Executive Officer for unremedied material breach or default of the agreement by the Corporation, or in the event of termination by the Named Executive Officer upon a change of control as further described below, the Named Executive Officer will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the Named Executive Officer under the agreement for the previous fiscal year multiplied by a particular factor, and the Corporation shall also continue the Named Executive Officer’s group insurance benefits for 12 months after the date of termination for Mr. Nauman, Mr. Thrall and Mr. McOnie and six months for Mr. Clark. For Mr. McOnie, the multiplying factor is two. For Mr. Nauman and Mr. Thrall, the multiplying factor is two and a half. For Mr. Clark, the multiplying factor is currently one quarter increasing up to one after his period of employment exceeds two years. In the event of termination by the Corporation upon a Named Executive Officer dying or becoming disabled as described above and so long as the Named Executive Officer receives life insurance or long-term disability benefits under the Corporation’s benefit plans, the Named Executive Officer will be entitled to receive his then-current salary for one year. For Mr. Clark, he will be entitled to his then-current salary for one year after serving in his position for period exceeding two years. If the Named Executive Officer does not receive such benefits, other than for acts of the Named Executive Officer resulting in lawful denial of such coverage, then the Named Executive Officer shall be entitled to receive the amounts due in the event of termination without cause. In the event of termination by the Corporation for just cause, or voluntary termination by the Named Executive Officer, the Named Executive Officer shall not be entitled to receive any incremental payments or benefits.

In the event that a change of control (as defined in the Executive Employment Agreements) of the Corporation occurs, each of the Named Executive Officers may terminate his obligations under the agreement by providing one month’s notice in writing to the Corporation at any time between the 90th day and the 180th day following the date on which there is a change of control.

If a Named Executive Officer’s employment with the Corporation is terminated, and within two years of such termination for Mr. Nauman, Mr. Thrall and Mr. McOnie, and three years for Mr. Clark, the Named Executive Officer acquires directly or indirectly other than from the Corporation or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Corporation during the time the Named Executive Officer was employed by the Corporation, the Named Executive Officer will offer the Corporation, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. The Corporation shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Termination and Change of Control Benefits

For the Named Executive Officers employed by the Corporation as at December 31, 2014, the following table discloses the estimated incremental amounts payable to each Named Executive Officer under a number of termination or change-of-control circumstances, other than termination by the Corporation for just cause or voluntary termination by the Named Executive Officer. Amounts disclosed in the table below assume that a change of control occurred and/or the Named Executive Officer’s employment was terminated on December 31, 2014, except that for Mr. Nauman and Mr. Thrall, to provide more relevant indicative information, the amounts are based on the particular multiplier of two and a half that became effective January 1, 2014.

	Clynton R. Nauman President and CEO	Michael Clark CFO (3)	Bradley Thrall COO	Alan McOnie Vice President,
Termination without just cause, for unremedied breach or default by the Corporation, in connection with a change of control, or in event of non- receipt of benefits upon death or disability (1)

Cash severance payment
Group insurance benefits
Accelerated vesting of option-based awards(2)

Total	$1,097,839 $29,708 - $1,127,547	$185,000 2,911 - $187,911	$894,150 $22,346 - $916,497	$504,000 $14,340 - $518,340
Termination upon death or disability where benefits due are received: One year salary	$375,564	$185,000	$282,778	$252,000

(1)	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.

(2)

Under both the Old Stock Option Plan and the Stock Option Plan, if a bona fide take-over bid is issued that would result in the offeror becoming a control person of the Corporation within the meaning of the Securities Act (British Columbia), all outstanding options immediately become vested for all holders and not just the Named Executive Officers.

(3)	All amounts disclosed for Mr. Clark are calculated on the basis of an assumed term of employment exceeding two years.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on July 1, 2010, with the S&P/TSX Composite Index, assuming dividend reinvestment.

Over the five most recently completed financial years, changes in compensation levels for the Named Executive Officers have generally been consistent with changes in shareholder value. Compensation for the Named Executive Officers also demonstrates the high level of “at risk” or variable compensation that forms part of the total compensation program for the Corporation’s executives. The level of compensation paid to the Named Executive Officers has been reflective of the significant advancements made at the Corporation’s Keno Hill District properties in the Yukon through 2011 with respect to the transition from exploration and development to production operation at the Bellekeno mine, and the significant exploration success realized in the District through 2012. However, compensation for the 2012 year was tempered due to operational challenges experienced, and compensation for the 2013 year was further reduced in recognition of the difficult market conditions experienced. The compensation in 2014 remained unchanged from 2013.

Director Compensation

Determination of Director Compensation for 2014

The Corporation’s directors are compensated for their services with an annual fee, as well as by the grant of equity-based incentive awards. Directors are also reimbursed for the cost amount of individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings. For the 2014 financial year, each director (excluding Mr. Nauman, who is an employee director and is compensated as a Named Executive Officer) received a base annualized fee of $32,000. The Chair of the Board received an additional amount of $16,000 per annum, the Chair of the Audit Committee received an additional amount of $12,000 per annum, and the Chairs of the other Committees each received an additional amount of $6,000 per chair per annum. Each non-employee director also received an RSU award under the Corporation’s RSU Plan. The Board has also determined to implement no director fee increases for 2015.

The following table sets forth information concerning fees and other compensation provided for the most recently completed financial year, being the year ended December 31, 2014, to the non-employee directors of the Corporation:

Name	Fees earned ($)	Share- based awards ($)(1)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
George Brack	48,000	27,200	Nil	Nil	Nil	Nil	75,200
Terry Krepiakevich	44,000	27,200	Nil	Nil	Nil	Nil	71,200
David H. Searle	38,000	27,200	Nil	Nil	Nil	Nil	65,200
Rick Van Nieuwenhuyse	32,000	27,200	Nil	Nil	Nil	Nil	59,200
Michael D. Winn	38,000	27,200	Nil	Nil	Nil	Nil	65,200
Richard N. Zimmer	38,000	27,200	Nil	Nil	Nil	Nil	65,200

(1)

This column includes the grant date fair value of RSUs awarded by the Corporation to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the share price of the Corporation at the date of grant. This fair value determination method has been used because it is the same model the Corporation uses to value RSUs for financial reporting purposes. The grant date fair value of the award for the 2014 financial year was $0.68 per RSU.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-employee directors:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
George Brack	30,000 75,000	1.65 3.45	Feb 19, 2016 Mar 22, 2017	Nil Nil	70,000	42,000	Nil
Terry Krepiakevich	75,000	3.45	Mar 22, 2017	Nil	63,333	38,000	Nil
David H. Searle	25,000	3.45	Mar 22, 2017	Nil	63,333	38,000	Nil
Rick Van Nieuwenhuyse	30,000 75,000	1.65 3.45	Feb 19, 2016 Mar 22, 2017	Nil Nil	63,333	38,000	Nil
Michael D. Winn	30,000 75,000	1.65 3.45	Feb 19, 2016 Mar 22, 2017	Nil Nil	63,333	38,000	Nil
Richard N. Zimmer	Nil	Nil	Nil	Nil	66,667	40,000	Nil

(1)

The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2014, which was $0.60, and the exercise price of the options.

(2)	The “Market or payout value of share-based awards that have not vested” is calculated based on the closing price of the Shares on the TSX on December 31, 2014, which was $0.60.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2014, for each of the non-employee directors:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Brack	Nil	11,000	Nil
Terry Krepiakevich	Nil	9,000	Nil
David H. Searle	Nil	9,000	Nil
Rick Van Nieuwenhuyse	Nil	9,000	Nil
Michael D. Winn	Nil	9,000	Nil
Richard N. Zimmer	Nil	11,000	Nil

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to the Corporation’s compensation plans under which equity securities were authorized for issuance as at December 31, 2014, being the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,903,690	$4.08	3,009,311
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,903,690	$4.08	3,009,311

Equity Compensation Plans

Stock Option Plan

The Corporation’s current stock option plan (the “Stock Option Plan”) was approved by the Corporation’s shareholders at the annual general meeting of the shareholders held on June 10, 2014 to replace the Corporation’s previous stock option plan (the “Old Stock Option Plan”). The purpose of the Stock Option Plan, as with the Old Stock Option Plan, is to attract and motivate directors, officers, employees and service providers of the Corporation and its subsidiaries (the “Optionees”) and thereby advance the Corporation’s interests by affording such persons with an opportunity to acquire an equity interest in the Corporation through the stock options. The granting of such options is intended to align the interests of such persons with that of the Shareholders. The Stock Option Plan authorizes the Board (or Compensation Committee, if such authority is so delegated by the Board) to grant stock options to the Optionees on the following terms:

1.

The Stock Option Plan is a rolling plan, which means the maximum number of securities issuable is set at a fixed percentage of the Corporation’s issued and outstanding securities from time to time. As such, the plan limit will automatically increase as the number of the Corporation’s issued and outstanding Shares increases. Pursuant to the Stock Option Plan, the number of Shares subject to each stock option is determined by the Board (or Compensation Committee) provided that the maximum number of Shares which may be made subject to stock options shall not exceed 9% of the total number of Shares then outstanding on a non-diluted basis, subject to adjustment in the event of changes in Shares by reasons such as stock dividend, consolidation, subdivision or reclassification or in the event of amalgamation, consolidation or merger of the Corporation. Furthermore, the Stock Option Plan, together with all other previously established or proposed security-based compensation arrangements, may not result in:

(a)	the number of Shares of the Corporation reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b)	the issuance to insiders of the Corporation of a number of Shares of the Corporation exceeding, within a one year period, 10% of the outstanding issue;

(c)	the issuance to any one insider of the Corporation, and such insider’s associates, of a number of Shares of the Corporation exceeding, within a one year period, 5% of the outstanding issue; or

(d)	the number of Shares of the Corporation reserved for issuance pursuant to stock options granted to any one Optionee exceeding 5% of the outstanding issue.

The outstanding issue is determined on the basis of the number of Shares of the Corporation outstanding immediately prior to any proposed stock option grant, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for the Corporation’s annual financial reporting purposes) of stock options granted to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000, provided that no further Shares may be made subject to stock options granted to any non-employee director of the Corporation to the extent the number of Shares reserved for issue pursuant to stock options granted to non-employee directors of the Corporation as a group is more than 1% of the number of Shares then outstanding.

3.

The Stock Option Plan is an evergreen plan, which means that when an option is exercised, additional options become available for future grant under the plan because each exercise reduces the number of Shares that are subject to stock options and increases the outstanding Shares of the Corporation. Also, if any stock options are surrendered, terminate or expire without being exercised in whole or in part under the Stock Option Plan, the Shares which were the subject of such stock options may again be made subject to a stock option.

4.	The exercise price of an option may not be set at less than the closing price of the Shares of the Corporation on the TSX on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a maximum period of five years, subject to extension during a black-out period as described below, such period and any vesting schedule to be determined by the Board (or Compensation Committee) of the Corporation, and are non-assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Corporation or its subsidiaries; or within a period of not more than 30 days after ceasing, for any reason other than for cause or by virtue of death, to be a director, officer, employee or service provider (or such longer period as may be contained in an employment agreement); or, if the Optionee dies, within one year from the date of the Optionee’s death.

7.	On the receipt of a takeover bid or change of control, any unvested options shall be immediately exercisable.

8.	The Board may from time to time in its absolute discretion, modify and change the provisions of a stock option or the Stock Option Plan without obtaining approval of Shareholders to:

(a)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Shares from the number of Shares reserved under the Stock Option Plan; and

(b)	make any other amendments of a non-material administrative nature which are approved by the TSX.

All other amendments will require approval of Shareholders and the TSX.

9.

Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

All options governed by the Old Stock Option Plan that were outstanding as of the date of implementation of the Stock Option Plan (the “Existing Options”) are now governed by the Stock Option Plan and shall continue to count against the number of Shares reserved for issuance under the Stock Option Plan for as long as such options remain outstanding; however, any vesting schedule imposed by the Old Stock Option Plan in respect of the Existing Options will remain in full force and effect.

As of April 30, 2015, there are currently 4,507,830 stock options issued and outstanding under the Stock Option Plan, representing 6.5% of the Corporation’s issued and outstanding Share capital. As at April 30, 2015, the Corporation can issue stock options for an additional 1,775,170 Shares under the Stock Option Plan, representing 2.5% of the Corporation’s issued and outstanding Share capital.

RSU Plan

On June 10, 2014, the Shareholders approved an amended and restated restricted share unit plan (the “RSU Plan”) to replace the Corporation’s previous RSU plan (the “Old RSU Plan”). Similar to a stock option plan, the purpose of the RSU Plan is to attract and motivate directors, officers, employees of and consultants of the Corporation and thereby advance the Corporation’s interests by affording such persons with an opportunity to acquire an equity interest in the Corporation through the awarded RSUs. Awards of RSUs are generally intended for directors, senior management and key employees.

Under the Old RSU Plan, the settlement of RSU awards could only be by cash payment or by Shares purchased on the open market by an employee benefit plan trustee (the “RSU Plan Trustee”) using funds provided by the Corporation. By contrast, the current RSU Plan permits RSU awards to be settled through cash payment, Share issuance from treasury, Share purchase in the open market, or a combination of the foregoing at the Corporation’s discretion.

The RSU Plan allows the Board (or a committee appointed by the Board) to grant awards of RSUs on the following terms:

1.

The Board may make grants of RSUs to officers, directors, employees or consultants of the Corporation who have been designated by the Corporation for participation in the RSU Plan and who have agreed to participate (“RSU Participants”).

2.	The Board may not make grants of RSUs during a blackout period.

3.

Unless otherwise approved by the Board, an RSU will vest as to 33 1/3% on the first, second and third anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31 of the calendar year which is 3 years following the calendar year in which the service was performed in respect of which the particular award was made.

4.	On each payout date, awards of vested RSUs can be settled, at the sole discretion of the Corporation, by:

(a)	a cash payment equal to the number of vested RSUs credited to the RSU Participant’s account multiplied by the fair market value of a Share on the vesting date;

(b)	the issuance of Shares from treasury;

(c)	Shares purchased in the open market by the RSU Plan Trustee; or

(d)	a combination of the foregoing.

The fair market value of a Share is the weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the vesting date.

Awards granted before the effective date of the RSU Plan may only be settled by cash or Shares purchased on the open market. Such awards may not be settled by Shares issued from treasury.

5.	The RSU Plan provides the following restrictions on issuances:

(a)	The aggregate number of Shares that may be issued from treasury pursuant to the RSU Plan cannot exceed 650,000 Shares.

(b)

The maximum number of Shares issuable to insiders, together with Shares issued pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation, shall not exceed 10% of the outstanding Shares. In addition, the maximum number of Shares issued to insiders from treasury under the RSU Plan, together with the RSU Plan and the Corporation’s other security based compensation arrangements, within one year, shall not exceed 10% of the total outstanding Shares.

(c)

The maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under the RSU Plan, together with the Corporation’s other security based compensation arrangements, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000 (provided no further awards under the RSU Plan may be made to any non-employee director to the extent the number of awards issuable pursuant to the RSU Plan, excluding awards granted on or before the effective date of the RSU Plan, together with any awards issuable pursuant to the Corporation’s other security based compensation arrangements, to non-employee directors as a group is more than 1% of the Shares then outstanding).

6.

If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account shall be terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the RSU Participant’s account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date.

7.

In the event the Corporation pays a dividend on the Shares subsequent to the granting of an RSU award, the number of RSUs relating to such award shall be increased by an amount equal to: (i) the product of the aggregate number of RSUs held by the RSU Participant and the per Share amount of such dividend, divided by (ii) the fair market value (defined above) of a Share calculated as of the payment date.

8.	The RSUs are not assignable.

9.	The Board may from time to time in its absolute discretion make amendments of a non-material administrative nature to the RSU Plan without obtaining approval of Shareholders provided that:

(a)	no such amendment causes the RSU Plan to cease to be subject to paragraph (k) of the definition “salary deferral arrangement” as contained in the Income Tax Act (Canada); and

(b)	any amendment shall be subject to approval of the TSX.

As at April 30, 2015 there are 99,997 RSUs outstanding under the Old RSU Plan. Such awards can only be settled by the payment of cash or Shares purchased on the open market. Such awards may not be settled by Shares issued by treasury.

CORPORATE GOVERNANCE PRACTICES

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in the Corporation’s annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201 Corporate Governance Guidelines, against which the Corporation has reviewed its own corporate governance practices. In certain cases, the Corporation’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted.

Independence of the Board

The Corporation’s Board currently consists of seven directors, six of whom the Corporation believes to be independent as at the date of this Circular based upon the tests for independence set forth in NI 52-110. The Corporation has sought to fix the number of directors at five, four of whom the Corporation believes to be independent as at the date of this Circular based upon the tests for independence set forth in NI 52-110. Mr. Nauman is not independent as he is the President and Chief Executive Officer of the Corporation. The Board’s current non-executive Chair, Mr. Brack, is considered an independent director and the proposed non-executive Chair, Mr. Winn, is also consider and independent director.

The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Board encourages the Corporation’s independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. The Corporation’s auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with the Corporation’s auditors in camera, without management being in attendance.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule “A” hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.

The Board also meets to plan for the future growth of the Corporation; identify risks of the Corporation’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; ensure timely disclosure of material transactions; review and, if thought fit, approve opportunities as presented by management; and provide guidance to management. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Corporation’s affairs and in light of opportunities or risks that the Corporation faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Board Chair

The Chair of the Board is a non-executive position, currently held by Mr. Brack who is considered an independent director. The proposed non-executive Chair, Mr. Winn, is considered an independent director. Under written terms of reference adopted by the Board, the Chair is responsible for managing the Board and ensuring it carries out its responsibilities effectively, independently of management and in the long-term best interests of the Corporation. The Chair acts as a liaison between management and the Board and as the primary representative and spokesperson for the Board, and promotes effective relations with Shareholders, other stakeholders and the public. The Chair provides leadership to and, with the N&CG Committee, assists the Board in understanding and meeting its obligations and responsibilities, including those relating to the Mandate of the Board of Directors and other corporate governance matters, and in assessing the Board’s success in meeting its obligations. The Chair is also responsible for overseeing the performance of the CEO and senior management and leading the Board’s review of the CEO’s performance, as well as providing leadership to, and acting as a sounding board and advisor for, the CEO.

Position Descriptions

The Board has developed a written position description for the Chair of the Board. The Board has also developed general terms of reference for Committees which include descriptions of roles and responsibilities for the chairs of Committees. While the Board has not developed a written position description for the Chief Executive Officer, the Board delineates the role and responsibilities of the Chief Executive Officer through reference to industry norms and past practice, and through reference to the terms of his employment agreement with the Corporation.

Board Committees

In addition to its Audit, Compensation and Nominating & Corporate Governance Committees, the Corporation has an Environmental, Health, Safety & Technical Committee, which, under the supervision of the Board, has overall responsibility for developing and monitoring standards for ensuring a safe and healthy work environment and the protection of the environment and for reviewing the Corporation’s technical work.

The Audit Committee is comprised of three independent Board members, including Terry Krepiakevich, Michael D. Winn and George Brack. The N&CG Committee is comprised of three independent Board members, including Michael D. Winn, Rick Van Nieuwenhuyse and George Brack. The Compensation Committee is comprised of three independent Board members, including David H. Searle, Michael D. Winn and George Brack. The Environmental, Health, Safety & Technical Committee is comprised of a majority of independent Board members, including Richard N. Zimmer, David H. Searle, Rick Van Nieuwenhuyse and Clynton R. Nauman.

All Committees are accountable to the full Board.

Attendance at Board and Committee Meetings

The following table contains the attendance record of each director for all Board and Committee meetings since the beginning of the most recently completed financial year, being the year ended December 31, 2014:

Name of Director	Board	Audit	Compensation	Nominating & Corporate Governance	Environmental, Health, Safety & Technical	Total
Clynton R. Nauman	10 out of 10	n/a	n/a	n/a	1 out of 1	11 out of 11 (100%)
George Brack	10 out of 10	5 out of 5	5 out of 5	2 out of 2	n/a	22 out of 22 (100%)
Terry Krepiakevich	10 out of 10	5 out of 5	n/a	n/a	n/a	15 out of 15 (100%)
David H. Searle	8 out of 10	n/a	5 out of 5	n/a	1 out of 1	14 out of 16 (88%)
Rick Van Nieuwenhuyse(1)	8 out of 10	n/a	n/a	2 out of 2	1 out of 1	11 out of 12 (85%)
Michael D. Winn	8 out of 10	4 out of 5	5 out of 5	2 out of 2	n/a	19 out of 22 (86%)
Richard N. Zimmer	10 out of 10	n/a	n/a	n/a	1 out of 1	11 out of 11 (100%)

Assessments

The Board, on at least an annual basis, reviews the performance and effectiveness of the Board, its Committees and individual directors. The N&CG Committee is responsible for assessing on at least an annual basis the overall effectiveness of the Board as a whole, each of the Committees (other than the N&CG Committee itself, which is evaluated by the full Board), the Chair of the Board and individual directors. Each Committee is requested to complete a self-assessment of its performance, and formal surveys are conducted with each of the individual directors. As part of the assessments, the Board or the individual Committee may review their respective mandate or charter and conduct reviews of applicable corporate policies. The N&CG Committee reports the results of its assessments to the full Board, which report the Board takes into consideration when completing its overall performance and effectiveness reviews. In addition, the Chair of the Board conducts a one-on-one session with each director to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director may have, and presents a summary of his findings to the Board as a whole.

Orientation and Continuing Education

The Corporation does not provide formal continuing education to its Board members, but encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Corporation’s properties. Board members have full access to the Corporation’s records.

The N&CG Committee is responsible, among other things, for determining appropriate orientation programs for new Board members. While the Corporation does not have a formal orientation program, new Board members are provided with:

1.	information respecting the functioning of the Board and Committees, including a copy of the Corporation’s Corporate Governance Manual;

2.	access to recent publicly-filed documents of the Corporation;

3.	access to the Corporation’s management, auditors and technical consultants; and

4.	further information as deemed appropriate and desirable by the N&CG Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to Shareholders. The Board has adopted a written code of business conduct and ethics (the “Code”), which is applicable to all of the Corporation’s directors, officers and employees and which may be viewed by visiting the Corporation’s web site at www.alexcoresource.com as well as under the Corporation’s profile on SEDAR at www.sedar.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair of the Audit Committee or the Corporation’s Ethics Officer. No material change report filed since the beginning of the Corporation’s most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. The N&CG Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility and diligence and for determining the independence of directors. Under the Code, as well as under terms of reference for directors that have been developed by the Board, directors are required to exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. In addition, the Corporation requires that directors who have a material interest declare that interest to the Board and, where applicable, the Committees as well.

Nomination of Directors

The Corporation’s N&CG Committee is comprised solely of directors who are considered independent under the tests prescribed by NI 52-110, and is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its Committees, and for annually assessing Board performance. The N&CG Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of the Corporation are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

Director Share Ownership Requirements

During the financial year ended December 31, 2012, the Board implemented a policy requiring each director to own and hold a minimum of 20,000 Shares, including RSUs but not including any Shares represented by unexercised stock options, with a period of up to three years provided to acquire such ownership position. As at December 31, 2014 and as at April 30, 2015, all directors met this minimum Share ownership requirement.

Compensation

The determination of compensation for the Corporation’s officers and directors is the responsibility of the Board, taking into consideration the recommendations of the Corporation’s Compensation Committee. All of the members of the Compensation Committee must be independent under the tests prescribed by NI 52-110. For further information regarding the process by which compensation is determined for the Corporation’s officers and directors, refer to the Compensation Discussion and Analysis section commencing on page 7, and particularly the sub-heading Role of Compensation Committee.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors or other mechanisms for Board renewal. The NC&G Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

The NC&G Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Corporation.

Policies Regarding the Representation of Women on the Board

The Corporation has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of the Corporation would be better served by ensuring that new directors are identified and selected from the widest possible group of potential candidates. A formalized written diversity policy governing the identification and selection of potential candidates may unduly restrict the Board's ability to select the best candidate.

Consideration of the Representation of Women in the Director Identification and Selection Process

The NC&G Committee, under the supervision of the Board is responsible for establishing qualifications and skills necessary for an effective Board and for various committees of the Board, including but not limited to factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Corporation's director identification and selection process, other factors, being professional experience, particular areas of expertise and personal character, are given greater consideration in the director identification and selection process. In light of the Corporation's view that candidates should be selected from the widest possible group of qualified individuals, the level of representation of women may be considered but is not a major factor in identifying and nominating candidates for election or re-election to the Board.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Corporation believes that decisions to hire or promote an individual should be based on that person's professional experience, particular areas of expertise, character and merit. Accordingly, the level of representation of women in executive officer positions may be considered but is not a major factor when making executive officer appointments.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a target regarding women on the Board or in executive officer positions for the reasons set out above and the Corporation believes that adopting such a target may unduly restrict its ability to select, hire or promote the best candidate for the position in question.

Number of Women on the Board and in Executive Officer Positions

There are currently no female directors on the Board. The Corporation currently has one female executive officer representing 14% of the Company's executive officers.

Participation of Directors in Other Reporting Issuers

Certain of the Corporation’s directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers
Clynton R. Nauman	NovaCopper Inc.	NovaGold Resources Inc.
George Brack	Capstone Mining Corp. Newstrike Capital Inc.[1] Timmins Gold Corp.[1]	Silver Wheaton Corp. Geologix Explorations Inc.
Terry Krepiakevich	Western Lithium USA Corporation	Kaizen Discovery Inc.
David H. Searle	None
Rick Van	NovaCopper Inc.	AsiaBaseMetals Inc.
Nieuwenhuyse	NovaGold Resources Inc. SolidusGold Inc.	Tintina Resources Inc.
Michael D. Winn	Eurasian Minerals Inc. Lara Exploration Ltd.[2] Legend Gold Corp. Atico Mining Corp.	Reservoir Capital Corp. Reservoir Minerals Inc.[2] Revelo Resource Corp. Nebo Capital Corp.
Richard N. Zimmer	Capstone Mining Corp.

1)	On February 17, 2015, Timmins Gold Corp. and Newstrike Capital Inc. announced an agreement to combine the two companies.

2)	Mr. Winn does not intend to stand for re-election to the Board of Lara Exploration Ltd. and Reservoir Minerals Inc. at the upcoming Annual General Meetings.

Interlocking Directorships

The following directors of the Corporation currently serve together on interlocking boards:

Directors serving on Interlocking Boards	Name of other Reporting Issuer
George Brack and Richard N. Zimmer	Capstone Mining Corp.
Clynton R. Nauman and Rick Van Nieuwenhuyse	NovaCopper Inc.
Clynton R. Nauman and Rick Van Nieuwenhuyse	NovaGold Resources Inc.

Audit Committee Information

Detailed information with respect to the Corporation’s audit committee is contained under the heading “Audit Committee Information” in the Corporation’s Annual Information Form dated March 25, 2015 for the year ended December 31, 2014 filed under the Corporation’s profile on SEDAR at www.sedar.com.

OTHER INFORMATION

Indebtedness to Corporation of Directors and Officers

As at April 30, 2015, other than routine indebtedness, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or its subsidiaries; or

(ii)

is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, in relation to a securities purchase program or other program.

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers.

Interest of Certain Persons or Companies in Matters To Be Acted Upon

Except as otherwise disclosed, to the knowledge of the Corporation, no director or executive officer since the commencement of the Corporation’s last completed fiscal year, proposed nominee of management for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors or appointment of auditors.

Interest of Informed Persons in Material Transactions

No informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation.

Additional Information

Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year. Additional information relating to the Corporation, including audited comparative financial statements, MD&A, annual information form and US Form 20-F for its most recently completed financial year, is on the Corporation’s web site at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact the Corporation at Suite 1150 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 to request, free of charge, hard copies of the Corporation’s audited financial statements and MD&A.

DATED as of this 30th day of April, 2015.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

This Mandate identifies the specific responsibilities of the Board of Directors of the Company. The Board is responsible for the stewardship of the Company and oversees the management of the business and affairs of the Company to maximize long term financial strength and shareholder value. The Board also sets and oversees policies and standards, including corporate governance principles and guidelines, which promote the integrity of the Company and its officers and employees, and protect the interests of shareholders. The Board may discharge certain of its responsibilities identified in this Mandate by delegating certain duties to committees of the Board and management. The specific duties delegated to each such committee are outlined in the respective charter for each committee.

COMPOSITION

The Chair of the Board should be “independent” as defined in National Instrument 52-110. Where this is not appropriate, an independent director should be appointed to act as “lead director”. The Chair, or lead director if the Chair is not independent, shall act as the effective leader of the Board and shall be responsible to ensure that the Board executes this Mandate effectively, efficiently, and independently of management. Upon resignation of a member of the Board, such vacancy shall be filled by appointment by the Board, taking into consideration the recommendation(s) of the N&CG Committee, as soon as practical.

RESPONSIBILITIES

Leadership and Integrity

To promote leadership and integrity throughout the Company, the Board, with the assistance of the committees as appropriate, selects senior management, directors, officers and advisors who the Board believes will conduct themselves with utmost integrity and will comply with the Board’s directions and policies and applicable laws and regulations. The Board, with the assistance of the N&CG Committee, determines the number of directors, nominates a majority of directors who are independent of management and who have appropriate skills and experience in order to create an effective Board, and selects a director who is independent of management to serve as chair (or lead director) of the Board.

On at least an annual basis, through the appropriate committees, the Board reviews the ongoing performance of management, directors and officers and committees of the Board. In addition, each of the independent members of the committees meet from time to time as necessary, and the independent members of the Board meet at least annually separately from other members of the Board and management, in order to help ensure that the interests of the Company and its shareholders can be considered independently of any contribution from non-independent members of the Board and management.

Strategic Planning

The Board, in consultation with management, annually reviews and approves the strategic plan for the Company and the process for implementing the plan. The Board provides direction to the Chief Executive Officer (“CEO”) and other senior management to ensure the strategic plan set by the Board is followed. The Board receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the plan can be adjusted where required. At each Board meeting, recent developments that may impact the Company’s strategic plan are reviewed and revisions to the plan and operations are made as required. The Board reviews the human and corporate resources required to achieve the goals of the strategic plan and approves the Company’s annual capital and operating plans, material equity and debt financing, material contracts and material acquisitions and divestitures. All such plans and reports may be orally presented to the Board or may be in written form if so required by the Board.

Dealing with Risks

The Board, on at least an annual basis and in participation with management, reviews and identifies what it perceives to be the principal risks to the Company and reviews management’s plans for monitoring and managing those risks. The Board shall instruct management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized and to implement and monitor appropriate procedures and systems in accordance with normal industry practice and applicable laws and regulations. The Board also reviews the systems in place for managing the risks, including insurance coverage, to determine the adequacy of such risk management systems. The Board may from time to time appoint committees or advisors to assist in assessing different risks.

Succession Planning and Performance Reviews

The Board, through the N&CG Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board’s policy is to select individuals who have the required expertise and therefore would require a minimum of training in order to assume their role with the Company. The CEO is assigned the responsibility of ensuring the new person is informed of the Company’s policies and practices and would be instructed to arrange additional training if required.

The CEO has primary responsibility for supervising, reviewing and reporting to the Board, through the Compensation Committee, on the performance of other senior management. The Board also reviews on an annual basis the performance of the CEO against the performance criteria established from time to time.

Communication

The Code of Business Conduct and Ethics governs communication with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company’s relationship with its shareholders.

Internal Controls and Management Information Systems

The effectiveness of the Board and the success of the Company are tied to the effectiveness and integrity of the Company’s internal control and management information systems. To maintain the effectiveness and integrity of the Company’s financial controls, the Board, through the Audit Committee and the oversight of the Company’s auditors, oversees the implementation and monitoring of internal control and management information systems, takes an active role in overseeing the operations of the Company and assesses information provided by management.

Corporate Governance Principles and Guidelines

The Board has appointed the N&CG Committee which is composed solely of independent directors and which has overall responsibility for developing the Company’s approach to corporate governance. In particular, the Committee is responsible for reviewing legal requirements and trends regarding corporate governance, reviewing the Company’s corporate governance policies, practice and compliance, and monitoring and assessing the functioning of the Board and committees of the Board. The Board has adopted the Company’s Code of Business Conduct and Ethics which sets forth guiding principles for the business operations of the Company. Subject to committee delegation, the Board is responsible for monitoring the Code of Business Conduct and Ethics. Waivers from the Code of Business Conduct and Ethics for the benefit of the directors or executive officers of the Company may be granted only by the Board.

Expectations and Responsibilities of Directors

The Board has adopted Terms of Reference for Directors which set forth the expectations and responsibilities of individual directors. The Terms of Reference for Directors prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations and advise the Chair of all directorships or other positions held in public and non-public companies, regularly attend and prepare for Board and committee meetings and comply with all applicable laws and regulations, and policies and guidelines established for the Company.

SPECIFIC DUTIES AND TASKS

In addition to the above responsibilities, the Board’s mandate includes the following duties and tasks:

1.	Reviewing and approving any proposed changes to the Company’s notice of articles or articles.

2.

Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.	Approving payment of distributions to shareholders.

4.	Approving any offerings, issuances or repurchases of share capital or other securities.

5.	Approving the establishment of credit facilities and any other long-term commitments.

6.	Developing clear position descriptions or terms of reference for the Chair of the Board, the Chair of each Board committee and the CEO (which includes delineating management’s responsibilities).

7.	Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

8.	Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or appointment of any corporate officer.

9.	Succession planning and other human resource issues.

10.	Approving the compensation of the senior executive officers, including performance bonus plans and stock options (if any).

11.	Adopting a strategic planning process, approving strategic plans on at least an annual basis, and monitoring performance against such strategic plans.

12.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

13.	Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.

14.	Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.

15.	Approving the financial statements, MD&A and other continuous disclosure requirements in accordance with applicable laws, and making a recommendation to shareholders for the appointment of auditors.

16.	Approving the Company’s Code of Business Conduct and Ethics, and other codes, mandates and policies, and monitoring their effectiveness and application.

17.	Assessing the contribution of the Board, committees and individual directors annually, and planning for succession of the Board and senior management.

18.

Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically tailored to the Company and in accordance with all applicable laws and regulations, including any stock exchange upon which the Company’s securities are traded.

BOARD MEETING PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

The Chair (or his or her delegate) of the Board shall arrange to provide notice of the time and place of every meeting in writing (including by email or facsimile) to each director at least 24 hours prior to the time fixed for such meeting, provided, however, that a director may in any manner waive a notice of a meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The Chair will also attempt to ensure that an agenda for the meeting and all required materials for review by the members of each committee are delivered to the members with sufficient time for their review.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of Board meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at in a timely manner after such meeting. Minutes of the meetings of each of the committees meetings will be made available to each Board member.

EFFECTIVE DATE

Adopted by the Board effective November 9, 2011.

SCHEDULE “B”

COMPENSATION COMMITTEE CHARTER

GENERAL

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hire, retain and inspire the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive officers (collectively, the “Management”) and certain key employees and non-executive officers below the vice-president level (collectively, the “Non-Management Officers”) and for recommending compensation for directors.

The term “compensation” shall include salary, bonus, stock options, severance arrangements and other compensatory rights or benefits, direct or indirect, as applicable.

COMPOSITION

The Compensation Committee shall be comprised of a minimum of three (3) members, all of whom shall be “independent” directors as defined in section 1.4 of National Instrument 52-110. Upon resignation of a member of the Compensation Committee, such vacancy shall be filled by appointment by the Board as soon as practical.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Compensation Committee the following powers and duties to be performed by the Compensation Committee on behalf of and for the Board.

The Compensation Committee shall:

(a)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for directors who serve on the Board or its committees;

(b)	review from time to time as required and recommend to the Board for approval as necessary the indemnification policies, and director and officer insurance policy, if any, of the Company;

(c)

review on an annual basis, and from time to time as required, and recommend to the Board for approval as necessary the performance targets and corporate goals relevant to Management compensation, and evaluate the performance of Management based on such goals;

(d)	review and recommend to the Board for approval the proposed appointment of any person to Management;

(e)	approve and appoint as necessary from time to time any person to a Non-Management Officer position;

(f)

review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for Management, considering all relevant matters including the goals of the Company and the effectiveness of Management in achieving those goals, the skill, qualifications and level of responsibility of Management, and compensation provided by comparative companies;

(g)

approve, determine and review as necessary from time to time the compensation of Non-Management Officers, considering all relevant matters including the goals of the Company and the effectiveness of such Non-Management Officers in achieving those goals, the skill, qualifications and level of responsibility of the Non-Management Officers, and compensation provided by comparative companies, provided that such approval and determination shall be subject to any applicable Board policies;

(h)

administer the Company’s stock option plan, employee benefit plans and other compensatory plans adopted by the Company and review and approve benefits to be granted under such plans to Management, and Non-Management Officers as applicable, in accordance with any guidelines established by the Board;

(i)

with the assistance of Management, monitor trends in compensation of directors and management, review and recommend to the Board for approval as necessary the Company’s compensation policies and plans;

(j)	review and recommend to the Board for approval all of the Company’s executive compensation disclosure, including compensation philosophy, before it is publicly disclosed;

(k)

review and recommend to the Board for approval all disclosure regarding the Company’s stock option plans, employee benefit plans and other compensatory plans adopted by the Company that are submitted for shareholder approval;

(l)

review and approve all reports of the Compensation Committee in preparing the annual information circular, annual information form or other filings required in accordance with relevant securities laws as applicable; and

(m)	conduct an annual assessment of its performance and report the results of such assessment to the Board.

It shall be the general policy of the Company not to grant loans to directors, Management or Non-Management Officers.

The Compensation Committee shall have authority to engage outside consultants to review the Company’s compensation program as appropriate.

The Compensation Committee shall conduct a portion of each meeting without the presence of either Management or Non-Management Officers as the Committee deems necessary.

The Compensation Committee shall also have such other powers and duties as are delegated to it by the Board from time to time.

EFFECTIVE DATE

This Charter was implemented by the Board effective November 9, 2011.

CORPORATE HEADQUARTERS		SHARE LISTING INFORMATION
Suite 1150	Tel: 604.633.4888	NYSE-MKT:AXU TSX:AXR
200 Granville Street	Fax: 604.633.4887
Vancouver, BC V6C 1S4	Email: info@alexcoresource.com
Canada	Website: www.alexcoresource.com